EXHIBIT 22.1

SUBSIDIARY GUARANTOR

Each of the senior notes listed below have been issued by Icahn Enterprises L.P. (“Icahn Enterprises”) and Icahn Enterprises Finance Corp. (“Icahn Enterprises Finance”), as co-issuers, and are guaranteed by Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”).

Icahn Enterprises has a 99% limited partner interest in Icahn Enterprises Holdings, which owns substantially all the assets and liabilities of, and conducts substantially all the operations of, Icahn Enterprises. Icahn Enterprises Finance is a wholly owned finance subsidiary of Icahn Enterprises.

6.250% senior notes due 2026
5.250% senior notes due 2027
4.375% senior notes due 2029
9.750% senior notes due 2029
10.000% senior notes due 2029
9.000% senior notes due 2030